GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended June 30, 2021 Discussion dated: as of August 12, 2021

Introduction

This Management's Discussion and Analysis ("MD&A") is dated as of August 12, 2021 unless otherwise indicated and should be read in conjunction with the unaudited consolidated condensed interim financial statements of GreenPower Motor Company Inc. ("GreenPower", "the Company", "we", "our" or "us") for the three months ended June 30, 2021 and the related notes. This MD&A was written to comply with the requirements of National Instrument 51-102 - Continuous Disclosure Obligations. Results are reported in US dollars, unless otherwise noted. In the opinion of management, all adjustments (which consist only of normal recurring adjustments) considered necessary for a fair presentation have been included. The results presented for the three months ended June 30, 2021 are not necessarily indicative of the results that may be expected for any future period. The consolidated condensed interim financial statements are prepared in compliance with International Financial Reporting Standards.

For the purposes of preparing this MD&A, management, in conjunction with the Board of Directors, considers the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of the Company's common shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) if it would significantly alter the total mix of information available to investors. Management, in conjunction with the Board of Directors, evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

Further information about the Company and its operations can be obtained from the offices of the Company or from www.sedar.com.

Cautionary Note Regarding Forward-Looking Information

Certain statements contained in the following MD&A constitute forward-looking statements. Such forward looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements.

Description of Business

GreenPower designs, manufactures and distributes a line of electric vehicles, including transit buses, school buses, shuttles, cargo vans, double-deckers and trucks. GreenPower employs a clean-sheet design to build all-electric commercial vehicles that are purpose built to be battery powered with zero emissions. GreenPower incorporates the latest technology into all of their compelling vehicles. The GreenPower solution incorporates: Vehicles with best in class range and payload coupled with industry best after sales support equals a competitive edge in the medium and heavy duty, commercial EV Space. For further information go to www.greenpowermotor.com

Operations

The following is a description of GreenPower's business activities during the three months ended June 30, 2021. During the quarter the Company completed and delivered 15 EV Stars for which the Company provided lease financing, and which were accounted for as finance leases, and completed the sale of 1 EV Star, 5 EV Star Cab and Chassis, and recognized revenue from finance and operating leases and other sources. During the quarter, GreenPower continued to invest its capital and energy in the manufacture and development of its range of all-electric medium and heavy-duty vehicles, with a particular emphasis on the BEAST all-electric school bus and its suite of six models of EV Stars, in order to position the business to benefit from a rapidly improving North American economy and significant government support.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended June 30, 2021 Discussion dated: as of August 12, 2021

As one of only a handful of manufacturers that has been consistently delivering all-electric medium and heavy-duty vehicles to customers for several years, GreenPower is well-positioned to capture rapidly increasing demand in North America. This demand is being fostered by several factors, including the re-opening of the North American economy, significant government mandates and incentives at the federal, state, provincial and local level that are supporting the wide-spread adoption of zero-emission vehicles, and increasing public awareness about the urgent need to adopt green technologies and transportation solutions in order to combat climate change.

GreenPower has continued to invest its capital and focus the talent and energy of its management and employees in the manufacture and development of its range of all-electric medium and heavy-duty vehicles, with a particular emphasis on the BEAST all-electric school bus and its line of six models of EV Stars. Greenpower finished the quarter with finished goods inventory that included 42 EV Star cab and chassis, 7 EV Star Transit + ADA, 5 EV Stars, and an EV 350. In addition, GreenPower continues to invest heavily in the production of several tranches of BEAST all-electric school buses that are expected to start delivering in the coming months. The Company is currently producing BEAST school buses at a rate of approximately 10 per month and is producing various models of the EV Star family at a rate of approximately 20 units per month. The Company finished the quarter with over $31 million in working capital including over $9 million in cash, and is well-positioned to continue its current pace of production and increase vehicle deliveries over the next several quarters.

During the quarter, GreenPower completed its first delivery of 5 EV Star cab and chassis ("EV Star CC") to Forest River, a Berkshire Hathaway company. Forest River is the market leader in cutaway buses, motorhomes and recreational vehicles, with annual revenues in excess of $5 billion, including sales of approximately 9,000 Starcraft cutaway buses per year, representing a market share of approximately 70% in this segment. Forest River plans to use the EV Star CC as part of their electrification strategy, with an initial focus on the Starcraft cutaway product line. Given the size, reputation and expertise of Forest River, GreenPower is understandably excited about this partnership, which represents tremendous volume potential for the Company over time.

GreenPower completed the delivery of two EV Stars to customers in Vancouver, Canada during the quarter, both of which utilized incentives available from the government of British Columbia to fund a portion of the purchase price. One EV Star, for which the Company provided lease financing, was delivered to Harbour Air, a customer headquartered in Vancouver that operates North America's largest fleet of seaplanes. Harbour Air plans to use the vehicle as a passenger shuttle operating between Vancouver International Airport and its other locations in the area. The second vehicle was delivered to the Learning Disabilities Society of Greater Vancouver to be used as an innovative all-electric mobile classroom. These deliveries represent a further diversification of GreenPower's customer base, sales geography, and access to government funding incentives, and GreenPower expects to announce further Canadian sales going forward.

GreenPower also completed the delivery of another 14 EV Stars to Green Commuter during the quarter, for which GreenPower provided lease financing to fund a portion of the purchase price. Green Commuter continues to be an important repeat customer and partner for GreenPower. Both companies have played an important part in the development, growth and utilization of all-electric vehicles, infrastructure and services, particularly in the state of California, and the continued adoption of electric vehicles provides significant opportunities to grow this partnership over time.

In summary, GreenPower has a broad portfolio of all-electric medium and heavy-duty vehicles, a track record of consistent vehicle deliveries over several years, partnerships with industry leaders and long-term customers, a diversifying customer base and sales geography, expanding production with vehicles available for delivery, and is benefiting from an improving North American economy and wide-spread support for EV adoption. Management remains focused on positioning GreenPower for growth in order to capitalize on the near-term opportunities in front of us.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended June 30, 2021 Discussion dated: as of August 12, 2021

Inventory, Property and Equipment

As at June 30, 2021 the Company had:

  Three EV350's, two Synapse shuttles, three EV Stars, 9 vehicles and ancillary equipment classified as property and equipment on the balance sheet totaling $1,322,420;
  Work in process inventory and production supplies representing EV Star's, EV 250's, BEAST Type D school buses and other miscellaneous parts and supplies totaling approximately $12.5 million and;
  Finished goods inventory representing 7 EV Star Transit + ADA, 42 EV Star Cab and Chassis, 5 EV Stars, an EV 350 and charging stations totaling $6.2 million.

Trends

The Company does not know of any trends, commitments, events, or uncertainty that are expected to have a material effect on the Company's business, financial condition, or results of operations other than as disclosed herein under "Risk Factors" and the paragraph below.

Results of Operations

For the three-month period ended June 30, 2021

For the three-month period ended June 30, 2021 the Company recorded revenues of $2,659,002 and cost of sales of $1,808,370 generating a gross profit of $850,632 or 32.0% of revenues. Revenue was generated from the sale of 15 EV Stars for which the Company provided lease financing and which were accounted for as finance leases, the sale of 1 EV Star, 5 EV Star Cab and Chassis, as well as revenue from finance and operating leases and other sources. Operating costs  consisted  of  administrative  fees of $1,067,612 relating to salaries, project management, accounting, and administrative services; transportation costs of $41,367 which relate to the use of trucks, trailers, contractors as well as other operational costs needed to transport company products around North America; travel, accommodation, meals and entertainment costs of $81,607 related to travel for project management, demonstration of company products, and trade shows; product development costs of $333,493; sales and marketing costs of $90,312; insurance expense of $193,971; professional fees of $190,109 consisting of legal and audit fees; and office expense of $66,434 consisting of rent and other office expenses, as well as non-cash expenses including $743,513 of share-based compensation expense and depreciation of $132,363, generating a loss from operations before interest, accretion and foreign exchange of $2,075,478.

Interest and accretion of $184,271 and a foreign exchange loss of $1,874 resulted in a loss for the period of $2,261,623. Non-cash expenses consisting of depreciation, accretion and accrued interest, share-based payments, warranty accrual, amortization of deferred financing fees and recovery for credit losses totaled $1,168,334 in the three-month period.

The consolidated total comprehensive loss for the three-month period was impacted by $2,202 of other comprehensive income as a result of the translation of the entities with a different functional currency than presentation currency.

For the three-month period ended June 30, 2020

For the three-month period ended June 30, 2020 the Company recorded revenues of $2,272,255 and cost of sales of $1,653,672 generating a gross profit of $618,583 or 27.2% of revenues. Revenue was generated from the sale of 18 EV Stars for which the Company provided lease financing and which were accounted for as finance leases, as well as revenue from finance and operating leases and other sources. Operating costs  consisted  of  administrative  fees of $749,292 relating to salaries, project management, accounting, and administrative services; transportation costs of $26,741 which relate to the use of trucks, trailers, contractors as well as other operational costs needed to transport company products around North

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended June 30, 2021 Discussion dated: as of August 12, 2021

America; travel, accommodation, meals and entertainment costs of $36,853 related to travel for project management, demonstration of company products, and trade shows; product development costs of $221,109; sales and marketing costs recovery of $(9,530); insurance expense of $108,638; professional fees of $96,426 consisting of legal and audit fees; and office expense of $50,959 consisting of rent and other office expenses, as well as non-cash expenses including $132,032 of share-based compensation expense and depreciation of $114,761, generating a loss from operations before interest, accretion and foreign exchange of $875,146.

Interest and accretion on the line of credit, convertible debentures and promissory notes totalled $555,317, and a foreign exchange gain of $1,126 resulted in a loss for the period of $1,429,337. Non-cash expenses consisting of depreciation, accretion and accrued interest, share-based payments, warranty accrual, amortization of deferred financing fees and allowance for credit losses totaled $594,131 in the three-month period.

The consolidated total comprehensive loss for the three-month period was impacted by $7,970 of other comprehensive income as a result of the translation of the entities with a different functional currency than presentation currency.

The following tables provide a summary of selected information for the last eight quarters:

	Three Months Ended
	June 30,	March 31,	December 31,	September 30,
	2021	2021	2020	2020
Financial results
Revenues	$2,659,002	$4,378,131	$2,398,781	$2,835,411
Income (loss) for the period	(2,261,623)	(2,788,149)	(2,133,105)	(1,486,160)
Basic and diluted earnings/(loss) per share*	$(0.11)	$(0.13)	$(0.11)	$(0.09)
Balance sheet data
Working capital (deficit)	31,391,694	30,808,375	31,310,393	32,477,352
Total assets	40,930,620	39,619,355	39,814,446	43,044,685
Shareholders' equity	36,967,980	36,152,448	36,956,026	34,647,254

	Three Months Ended
	June 30,	March 31,	December 31,	September 30,
	2020	2020	2019	2019
Financial results
Revenues	$2,272,255	$642,401	$4,977,548	$5,430,503
Income (loss) for the period	(1,429,337)	(2,114,027)	(1,056,087)	(712,368)
Basic and diluted earnings/(loss) per share*	$(0.09)	$(0.14)	$(0.07)	$(0.05)
Balance sheet data
Working capital (deficit)	(707,573)	743,131	2,319,481	1,648,610
Total assets	14,473,657	13,207,679	16,811,834	14,515,250
Shareholders' equity	(2,396,707)	(1,174,956)	876,200	1,951,725

* Based upon the weighted average number of shares issued and outstanding for the period, retroactively restated for the seven-for-one share consolidation completed on August 28, 2020.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended June 30, 2021 Discussion dated: as of August 12, 2021

The following table summarizes vehicle deliveries pursuant to vehicle leases and vehicle sales for the last four quarters:

	For the three months ended
	June 30,	March 31,	December 31,	September 30,
	2021	2021	2020	2020
Vehicle Sales
EV Star¹	6	30	3	0
School bus	0	0	0	1
Total	6	30	3	1
Vehicle Leases
EV 250	0	5	0	0
EV Star¹	15	0	14	14
Total	15	5	14	14

Total Deliveries	21	35	17	15

1) During the quarter ended June 30, 2021 leases associated with 2 EV Stars entered into during the quarter ended December 31, 2019 were cancelled and the vehicles were sold subsequent to the quarter end. 30 EV Stars sold in the quarter ended March 30, 2021 were previously on leases that were entered into in December 2019 (13 EV Stars), June 2020 (11 EV Stars), and September 2020 (6 EV Stars). These 30 leases were cancelled during the quarter and the vehicles were subsequently sold. Leases associated with 8 EV Stars entered into during the quarter ended December 31, 2019 were cancelled during the quarter ended March 31, 2020 and the vehicles were subsequently sold.

The following table summarizes cash expenses for the last four quarters:

	For the three months ended
	June 30, 2021	March 31, 2021	Dec 31, 2020	Sept 30, 2020

Total Expenses	$3,112,255	$3,910,503	$3,042,913	$2,369,878
Less:
Depreciation	(132,363)	(82,150)	(122,881)	(117,471)
Accretion and accrued interest	(6,482)	65,482	(133,759)	(160,782)
Share-based payments	(743,513)	(1,278,194)	(570,798)	(117,737)
Amortization of deferred financing fees	(177,408)	(163,105)	(161,099)	(153,772)
Warranty Accrual	(93,898)	(78,019)	(136,576)	(19,891)
(Allowance) / recovery for credit losses	14,670	(338,818)	(8,278)	(20,385)

Total Cash Expenses (1)	$1,973,261	$2,035,699	$1,909,522	$1,779,840

The following table summarizes adjusted EBITDA for the last four quarters:

	For the three months ended
	June 30, 2021	March 31, 2021	Dec 31, 2020	Sept 30, 2020

Loss for the period	$(2,261,623)	$(2,788,149)	$(2,133,106)	$(1,486,160)
Plus:
Depreciation	132,363	82,150	122,881	117,471
Interest and accretion	184,271	175,450	362,230	505,589
Share-based payments	743,513	1,278,194	570,798	117,737
Allowance / (recovery) for credit losses	(14,670)	338,818	8,278	20,385
Warranty Accrual	93,898	78,019	136,576	19,891

Adjusted EBITDA (1)	$(1,122,248)	$(835,518)	$(932,343)	$(705,087)

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended June 30, 2021 Discussion dated: as of August 12, 2021

(1) Non-IFRS Financial Measures:

"Total Cash Expenses" as reflected above above reflects the total expenses of the Company (total sales, general and administrative costs including interest and accretion, and the foreign exchange gain or loss) excluding depreciation, accretion and accrued interest, share-based payments, amortization of deferred financing fees, warranty accrual and (allowance)/recovery for credit losses. Total Cash Expenses is a measure used by the Company as an indicator of cash expenses that excludes the impact of certain non-cash charges. Therefore, Total Cash Expenses gives the investor information as to the ongoing cash expenses from the operations of the business. However, Total Cash Expenses is not a measure of financial performance under IFRS and should not be considered a substitute for other financial measures of performance. Total Cash Expenses as calculated by GreenPower may not be comparable to Total Cash Expenses as calculated and reported by other companies.

"Adjusted EBITDA" as reflected above reflects net income or loss before interest, taxes, share-based payments, depreciation and amortization, allowance/(recovery) for credit losses and warranty accrual. Adjusted EBITDA is a measure used by analysts and investors as an indicator of operating cash flow since it excludes the impact of movements in working capital items, non-cash charges and financing costs. Therefore, Adjusted EBITDA gives the investor information as to the cash generated from the operations of a business.  However, Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for other financial measures of performance. Adjusted EBITDA as calculated by GreenPower may not be comparable to Adjusted EBITDA as calculated and reported by other companies. The most comparable IFRS measure to Adjusted EBITDA is net income.

Liquidity

At June 30, 2021, the Company had a cash and restricted cash balance of $9,126,734 and working capital of $31,391,694. The Company's line of credit has a maximum credit limit of up to $8,000,000 and amounts available on the line of credit in excess of $5,000,000 are subject to margining requirements, and as at June 30, 2021 the Line of Credit had a drawn balance of nil. The Company manages its capital structure and makes adjustments to it based on available funds to the Company. The Company may continue to rely on additional financings and the sale of its inventory to further its operations and meet its capital requirements to manufacture EV vehicles, expand its production capacity and further develop its sales, marketing, engineering, and technical resources.

Capital Resources

Three months ended June 30, 2021 and up to the date of this report

Authorized: Unlimited number of common shares without par value

Authorized: Unlimited number of preferred shares without par value

The Company has an incentive stock option plan whereby it grants options to directors, officers, employees, and consultants of the Company. On May 14, 2019, the Company replaced its Fixed Stock Option Plan (the "2016 Plan") with a Rolling Stock Option Plan (the "2019 Plan"). Under the terms of the 2019 Plan, the aggregate number of Options that can be granted under the 2019 Plan cannot exceed ten (10%) of the total number of issued and outstanding Shares, calculated on a non-diluted basis. The exercise price of options granted under the 2019 Plan may not be less than the minimum prevailing price permitted by the TSXV policies with a maximum term of 10 years.

The Company completed a seven-for-one share consolidation on August 28, 2020. All figures in this Note have been retroactively restated to give effect to this share consolidation.

On March 9, 2016, the shareholders approved the previous stock option plan which initially allowed for the issuance of up to 1,491,541 shares and which was subsequently further increased to allow up to 2,129,999 shares to be issued under the plan (the "2016 Plan"). Prior to the adoption of the 2016 Plan, the Company  had adopted an incentive stock option plan (the "Plan"), whereby it could grant options to directors, officers, employees, and consultants of the Company.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended June 30, 2021 Discussion dated: as of August 12, 2021

The Company had the following incentive stock options granted under the 2019 Plan, 2016 Plan, and Plan that are issued and outstanding as at June 30, 2021:

		Exercise	Balance			Forfeited	Balance
Expiry Date		Price	March 31, 2021	Granted	Exercised	or Expired	June 30, 2021
October 27, 2021	CDN	$4.34	71,429	-	-	-	71,429
February 2, 2022	CDN	$5.25	65,286	-	-	-	65,286
May 26, 2022	CDN	$5.25	148,214	-	-	-	148,214
December 18, 2022	CDN	$3.15	25,000	-	-	-	25,000
May 4, 2023	CDN	$3.50	70,357	-	-	-	70,357
November 30, 2023	CDN	$3.01	50,000	-	-	-	50,000
February 12, 2024	CDN	$3.50	78,571	-	-	-	78,571
January 30, 2022	CDN	$2.59	19,643	-	-	-	19,643
January 30, 2025	CDN	$2.59	309,822	-	-	-	309,822
July 3, 2022	CDN	$4.90	7,143	-	-	-	7,143
July 3, 2025	CDN	$4.90	49,643	-	-	-	49,643
November 19, 2025	US	$20.00	300,000	-	-	-	300,000
December 4, 2025	US	$20.00	20,000	-	-	-	20,000
May 18, 2026	CDN	$19.26	-	173,650	-	-	173,650
Total outstanding			1,215,108	173,650	-	-	1,388,758
Total exercisable			882,964				896,179
Weighted Average
Exercise Price (CDN$)			$9.35	$19.26	N/A	N/A	$10.51
Weighted Average Remaining Life			3.1 years				3.1 years

As at June 30, 2021, there were 763,356 stock options available for issuance under the 2019 plan.

During the three months ended June 30, 2021, the Company incurred share-based compensation expense with a measured fair value of $743,513 (June 30, 2020 - $132,032). The fair value of the options granted and vested were recorded as share-based payments on the Consolidated Condensed Interim Statements of Operations and Comprehensive Loss.

As at June 30, 2021, the Company had outstanding warrants, enabling the holders to acquire common shares as follows:

		Exercise	Balance				Balance
Expiry Date		Price	March 31, 2021	Issued	Exercised	Expired	June 30, 2021
June 29, 2021	CDN	$4.55	628,571	-	(628,571)	-	-
September 25, 2021	CDN	$3.50	491,072	-	-	-	491,072
October 12, 2021	CDN	$3.50	53,571	-	-	-	53,571
March 14, 2022	CDN	$4.20	685,714	-	-	-	685,714
May 6, 2023	USD	$2.6677	53,035	-	-	-	53,035
May 8, 2023	USD	$2.6677	13,703	-	-	-	13,703
Total outstanding			1,925,666	-	(628,571)	-	1,297,095
Weighted Average
Exercise Price (CDN$)			$4.06	NA	$4.55	$-	$3.86
Weighted Average Life			0.6 years				0.6 years

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended June 30, 2021 Discussion dated: as of August 12, 2021

Off-Balance Sheet Arrangements

As of the date of this filing, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources that have not previously been discussed.

Related Party Transactions

A summary of compensation for directors, officers and key management personnel is as follows:

	For the Three Months Ended
	June 30, 2021	June 30, 2020

Salaries and Benefits (1)	$106,351	$91,208
Consulting fees (2)	85,000	64,166
Options Vested (3)	546,505	98,825
Other (4)	-	5,748
Total	$737,856	$259,947

1) Salaries and benefits incurred with officers and a former officer are included in Administrative fees on the Consolidated Condensed Interim Statements of Operations and Comprehensive Loss.

2) Consulting fees included in Administrative Fees on the Consolidated Condensed Interim Statements of Operations and Comprehensive Loss are paid to the current Chairman and CEO for management consulting services, as well as Director's fees paid to GreenPower's four independent directors.

3) Amounts recognized for related party stock-based compensation are included in Share-based payments on the Consolidated Condensed Interim Statements of Operations and Comprehensive Loss.

4) Other fees for truck and trailer rentals paid to Maple Leaf Equipment Aircraft and Recovery Inc., a company  that the CEO and Chairman of GreenPower was previously an officer and director and the former CEO of GreenPower is an officer and director. These costs are included in Transportation costs on the Consolidated Condensed Interim Statements of Operations and Comprehensive Loss.

Accounts payable and accrued liabilities at June 30, 2021 included USD $53,756 (March 31, 2021 - $95,741) owed to officers, directors, and companies controlled by officers and directors, and shareholders, which is non-interest bearing, unsecured and has no fixed terms of repayment.

A director of the Company and the Company's CEO and Chairman have each provided personal guarantees of $2,510,000, or $5,020,000 in total to support the Company's $8 million operating line of credit. In consideration for these guarantees, in June 2018 the Company issued 628,571 non-transferrable common share purchase warrants exercisable at an exercise price of CDN $4.55 per share that were exercised during the quarter ended June 30, 2021 and in March 2019 the Company issued 685,714 non-transferrable common share purchase warrants exercisable at an exercise price of CDN $4.20 per share that expire on March 14, 2022.

On May 31, 2021 the Company issued 342,857 shares to Countryman Investments Ltd., a company beneficially owned by David Richardson, a director of GreenPower, pursuant to the exercise of 342,857 warrants at a price of CDN $4.55 per warrant, for gross proceeds of CDN $1,559,999.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended June 30, 2021 Discussion dated: as of August 12, 2021

On June 14, 2021 the Company issued 285,714 shares to KFS Capital LLC, a company beneficially owned by Fraser Atkinson, the Chairman and CEO of GreenPower, pursuant to the exercise of 285,714 warrants at a price of CDN $4.55 per warrant, for gross proceeds of CDN $1,299,999.

These transactions were measured at the exchange amount, which is the amount agreed upon by the transacting parties.

New and Amended Standards

Adoption of accounting standards

The Company did not adopt any new or amended accounting standards during the three months ended June 30, 2021.

Future accounting pronouncements

Certain new accounting standards and interpretations have been published by the IASB or the IFRS Interpretations Committee that are not mandatory for the June 30, 2021 reporting period.

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective. The Company has not early adopted any of these standards and is currently evaluating the impact, if any, that these standards might have on its consolidated condensed interim financial statements.

Critical Accounting Estimates

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the inputs used in the Black-Scholes option pricing model to measure share-based compensation and warrants, determination of the useful life of equipment, the carrying value of accounts receivable and the promissory note receivable and the associated allowance for credit losses, net realizable value of inventory, provision for warranty expense, and the $nil provision for income taxes. Critical estimates used in the preparation of these accounting statements include but are not limited to the following:

Critical accounting judgments

i. the determination of the discount rate to use to discount the promissory note receivable, finance lease receivable and lease liabilities;

ii. the determination of the functional currency of each entity within the consolidated Company;

iii. the Company's ability to continue as a going concern.

iv. The classification of leases as either financial leases or operating leases; and

v. The identification of performance obligations in revenue contracts and the determination of when they are satisfied.

Financial Instruments

The Company's financial instruments consist of cash and restricted cash, accounts receivable, finance lease receivables, promissory note receivable, line of credit, accounts payable and accrued liabilities, note payable, promissory note payable, payroll protection loan, and lease liabilities. As at June 30, 2021, the Company had working capital of $31,391,694.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended June 30, 2021 Discussion dated: as of August 12, 2021

The Company has exposure to the following financial instrument related risks.

Credit risk

The Company's exposure to credit risk is on its cash, restricted cash, accounts receivable, promissory note receivable, and on its finance lease receivables. The maximum exposure to credit risk is their carrying amounts in the consolidated statement of Financial Statements.

Cash and restricted cash consists of cash bank balances held in major financial institutions in Canada and the United States with a high credit quality and therefore the Company is exposed to minimal risk. The Company assesses the credit risk of its account receivable, finance lease receivables and promissory note receivable at each reporting period end and on an annual basis. As at June 30, 2021 the Company recognized a recovery for credit losses of $14,670, against its accounts receivable (June 30, 2020 - $33,552).

Liquidity risk

The Company tries to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's cash balances and available liquidity on the Company's $8 million operating line of credit. The Company's cash is invested in bank accounts at major financial institutions in Canada and the United States and is available on demand. The Company will continue to rely on additional financings to further its operations and meet its capital requirements.

Market risks

Market risk is the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange. The Company believes interest rate risk is not material.

The Company is exposed to foreign exchange risk as it conducts business in both the United States and Canada. Management monitors its foreign currency balances but the Company does not engage in any hedging activities to reduce its foreign currency risk.

At June 30, 2021, the Company was exposed to currency risk through the following monetary assets and liabilities in CDN Dollars.

Cash	$839,910
Accounts Receivable	$127,049
Promissory Notes Receivable	$140,000
Accounts Payable and Accrued Liabilities	$(18,523)

The CDN/USD exchange rate as at June 30, 2021 was $0.8068 (March 31, 2021 - $0.7952). Based on the net exposure and assuming all other variables remain constant, a 10% change in the appreciation or depreciation of the Canadian dollar relative to the US dollar would result in a change of approximately $88,000 to other comprehensive income/loss.

Capital Management

The Company's capital management objective is to obtain sufficient capital to develop new business opportunities for the benefit of its shareholders. To meet these objectives, management monitors the Company's ongoing capital requirements on specific business opportunities on a case-by-case basis. The capital structure of the Company consists of cash, operating line of credit, secured and unsecured promissory notes, convertible debentures and equity attributable to common shareholders, consisting of issued share capital and deficit.

During the second quarter of fiscal 2021 the Company completed an initial public offering and concurrent private placement for gross proceeds of US$37.7 million less underwriting discounts and offering costs. As

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended June 30, 2021 Discussion dated: as of August 12, 2021 at June 30, 2021, the Company had a cash and restricted cash balance of $9,126,734, working capital of $31,391,694 accumulated deficit of ($33,887,011), and shareholder's equity of $36,967,980. Subject to market conditions and other factors the Company may raise additional capital in the future to fund and grow its business for the benefit of shareholders.

Outlook

For the immediate future, the Company plans to:

  Complete production and delivery of several models of EV Stars and BEAST school buses currently in various stages of production;

  Deliver the remaining vehicles in finished goods inventory;

  Continue to expand assembly and manufacturing capabilities, including the recently announced increased production of BEAST school buses and several models of EV Stars;

  Continue to develop and expand sales opportunities and increase its sales backlog;

  Further develop its sales and marketing, engineering and technical resources and capabilities.

Capitalization and Outstanding Security Data

The total number of common shares issued and outstanding is 21,521,131 as of June 30, 2021. There are no preferred shares issued and outstanding.

An incentive stock option plan was established for the benefit of directors, officers, employees and consultants of the Company. As of June 30, 2021, there are 1,388,758 options granted and outstanding. The total number of common share warrants outstanding as of the same date is 1,297,095.

As at August 12, 2021 the company had 21,530,060 issued shares, 1,379,829 options outstanding, and 1,297,095 warrants outstanding.

Disclosure of Internal Controls

Management is responsible for establishing and maintaining disclosure controls and procedures in order to provide reasonable assurance that material information relating to the Company is made known to them in a timely manner and that information required to be disclosed is reported within time periods prescribed by applicable securities legislation. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. The Company's CEO and CFO have concluded that disclosure controls and procedures as at June 30, 2021 were effective.

Risk Factors

Investing in the common shares of the Company involves risk. Prospective investors should carefully consider the risks described below, together with all of the other information included in this MD&A before making an investment decision. If any of the following risks actually occurs, the business, financial condition or results of operations of the Company could be harmed. In such an event, the trading price of the common shares could decline and prospective investors may lose part or all of their investment.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended June 30, 2021 Discussion dated: as of August 12, 2021

Operational Risk

The Company is exposed to many types of operational risks that affect all companies. Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and/or systems. Operational risk is present in all of the Company's business activities, and incorporates exposure relating to fiduciary breaches, product liability claims, product recalls, regulatory compliance failures, legal disputes, business disruption, technology failures, business integration, damage to physical assets, employee safety, dependence on suppliers, foreign exchange fluctuations, insurance coverage and rising insurance costs.  Such risks also include the risk of misconduct, theft or fraud by employees or others, unauthorized transactions by employees, operational or human error or not having sufficient levels or quality of staffing resources to successfully achieve the Company's strategic or operational objectives.

The occurrence of an event caused by an operational risk that is material could have a material adverse effect on the Company's business, financial condition, liquidity and operating results.

COVID-19 Global Pandemic

The Company faces risks from the COVID-19 global pandemic which has had, and may continue to have, a material adverse impact on our business and financial condition. While we have recently seen a gradual re-opening of the economy, and a resumption of travel and sales activity, this activity is not at the level it was prior to the pandemic and the future impact of the COVID-19 global pandemic is inherently uncertain, and may negatively impact the financial ability of our customers to purchase vehicles from us, of our suppliers' ability to deliver products used in the manufacture of our all-electric vehicles, in our employees' ability to manufacture our vehicles and to carry out their other duties in order to sustain our business, and in our ability to collect certain receivables owing to us, among other factors. These factors may continue to have a negative impact on our financial results, operations, outlook, goals, growth prospects, cash flows, liquidity and share price, and the potential timing, severity, and ultimate duration of any potential negative impacts is uncertain.

No Operating History

The Company has not paid any dividends and may not produce earnings or pay dividends in the immediate or foreseeable future.

Reliance on Management

The Company is relying solely on the past business success of its directors and officers. The success of the Company is dependent upon the efforts and abilities of its directors, officers and employees. The loss of any of its directors, officers or employees could have a material adverse effect upon the business and prospects of the Company.

Volatile Operating Results

Our orders with our customers generally require time-consuming customization and specification. We incur significant operating expenses when we are building a bus prior to sale or designing and testing a new bus. If there are delays in the sale of buses to customers, such delays may lead to significant fluctuations in results of operations from quarter to quarter, making it difficult to predict our financial performance on a quarterly basis.

Competition in the industry

The Company competes against a number of existing manufacturers of all-electric buses, traditional diesel buses and other buses with various models based on size, purpose or performance features. The Company competes in the non-diesel or alternative fuel segment of this market. Several of the company's competitors, both publicly listed and privately owned, have recently raised a significant amount of capital to invest in the growth and development of their businesses which has increased the competitive threat from several well-capitalized competitors. In addition to existing competitors in various market segments, there is the potential for future competitors to enter the market over the next several years.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended June 30, 2021 Discussion dated: as of August 12, 2021

Current requirements and regulations may change or become more onerous

The Company's products must comply with local regulatory and safety requirements in order to be allowed to operate within the relevant jurisdiction or to qualify for funding.  These requirements are subject to change and one regulatory environment is not indicative of another.

Reliance on Key Suppliers

Our products contain numerous purchased parts which we source globally directly from suppliers, many of which are single-source suppliers, although we attempt to qualify and obtain components from multiple sources whenever feasible. Any significant increases in our production may require us to procure additional components in a short amount of time, and in the past we have also replaced certain suppliers because of their failure to provide components that met our quality control standards or our timing requirements. There is no assurance that we will be able to secure additional or alternate sources of supply for our components or develop our own replacements in a timely manner, if at all. If we encounter unexpected difficulties with key suppliers, and if we are unable to fill these needs from other suppliers, we could experience production delays and potential loss of access to important technology and parts for producing, servicing and supporting our products.

Provision for Warranty Costs

The Company offers warranties on the transit, charter and school buses it sells. Management estimates the related provision for future warranty claims based on historical warranty claim information as well as recent trends that might suggest past cost information may differ from future claims. Factors that could impact the estimated claim information include the success of the Company's productivity and quality initiatives as well as parts and labour costs. Actual warranty expense will differ from the provisions which are estimated by management.

Sales, Marketing, and Government Grants and Subsidies

Presently, the initial price of the Company's products are higher than a traditional diesel bus and certain grants and subsidies are available to offset these higher prices. These grants and subsidies include but are not limited to the Hybrid and Zero-Emission Truck and Bus Voucher Incentive Project ("HVIP") from the California Air Resources Board ("CARB") in partnership with Calstart, the Specialty-Use Vehicle Incentive Program funded by the Province of British Columbia, Canada, the clean trucks NYSERDA program and the New York Voucher Incentive Program in the state of New York, the South Coast AQMD funding in California, Federal Transit Authority funding for eligible transit properties across the US, and VW Mitigation Trust Funds allocated to programs throughout the US. The ability for potential purchasers to receive funding from these programs is subject to the risk of the programs being funded by governments, and the risk of the delay in the timing of advancing funds to the specific programs. To the extent that program funding is not approved, or if the funding is approved but timing of advancing of funds is delayed, subject to cancellation, or otherwise uncertain, this could have a material adverse effect on our business, financial condition, operating results and prospects.

Litigation and Legal Proceedings

As of the date of this report the Company is not currently a party to any litigation or legal proceedings which are material, either individually or in the aggregate. However, the company may in the future be involved in litigation or legal proceedings that are material and may require recognition as a provision or contingent liability on the Company's financial statements. The Company has filed a civil claim against the prior CEO and Director of the Company in the Province of British Columbia, and the prior CEO and Director has filed a response with a counterclaim for wrongful dismissal in the Province of British Columbia and has also filed a claim for wrongful dismissal in the state of California. In addition, a company owned and controlled by a former employee who provided services to a subsidiary company of GreenPower until August 2013 filed a claim for breach of confidence against GreenPower in July 2020. In May 2021 GreenPower did not renew the dealership agreement with Creative Bus Sales (“CBS”), and CBS is disputing that it should have been renewed. In spite of this dispute, GreenPower continues to work on customer orders with CBS. The Company does not expect the outcome of either its claim, or the claims filed against it, to be material, and as of the date of this report the resolution of these claims, including the potential timing or financial impact of these claims is inherently uncertain.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended June 30, 2021 Discussion dated: as of August 12, 2021

Tariffs and Trade Restrictions

The United States and China signed a trade agreement in January 2020 after a trade war between the two countries that led to the implementation of tariffs on approximately $360 billion of Chinese imports to the United States. GreenPower's buses include parts and components imported from China, and tariffs are applied to imports of these products to the United States. These tariffs have increased the cost of GreenPower's buses imported to the United States and have had and will continue to have a negative impact on our gross margins, profitability, financial performance and financial position. Any escalation of the tariffs on imported goods from China and other countries to the United States, or the imposition of other types of trade restrictions, will cause further negative impacts to our gross margin, profitability, financial performance and financial position.

Reliance on Shipping

We rely on global shipping for vehicles that we produce at contract manufacturers, and for certain parts and components sourced from our global network of suppliers. We have experienced an increase in shipping costs and have experienced delays of deliveries of parts and components from our global suppliers, and on vehicles arriving from our contract manufacturers. While these delays and cost increases are not currently at a level that they have caused a material disruption or negative impact to our profitability, these delays and costs may increase to a point that they may negatively impact our financial results and ability to grow our business.

Subsequent Events

On July 13, 2021 the Company issued a total of 8,929 shares pursuant to the exercise of stock options, including 1,786 stock options exercised at a price of CAD$2.59 per share and 7,143 stock options exercised at a price of CAD$4.90 per share.

On July 23, 2021 the Company received notice from the SBA that the principal and accrued interest on the PPP loan has been forgiven in its entirety.